Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
FOR IMMEDIATE RELEASE	foberdieck@aercap.com

AerCap Holdings N.V. Reports Second Quarter 2009 Financial Results

18% growth in lease revenue, 21% growth in net spread and 18% growth in total assets demonstrate AerCap’s ability to deliver profitable growth

Amsterdam, Netherlands; August 6, 2009 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights

•                  Second quarter 2009 net income was $56.6 million, compared with net income of $68.6 million for the same period in 2008. Second quarter 2009 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $39.1 million, compared with $58.2 million in second quarter 2008 on the same basis. The decrease in net income was largely due to lower income from the sale of assets in second quarter 2009 as compared to second quarter 2008.

•                  Second quarter 2009 basic and diluted earnings per share were $0.67. Second quarter 2009 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.46.

•                  Lease revenue for the second quarter 2009 was $169.8 million, compared to $144.4 million for the same period in 2008, an increase of 18%.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $112.6 million in second quarter 2009 compared to $93.1 million in second quarter 2008, an increase of 21%.  This measure reflects the increase in leasing income.

•                  Total revenue for the second quarter 2009 was $294.7 million, compared to $333.4 million for the same period in 2008. The decrease was mainly due to lower aircraft sales revenue partially offset by higher lease revenue and other revenue.

•                  Sales revenue for the second quarter 2009 was $111.6 million, compared to $180.7 million for the same period in 2008, and was generated from the sale of aircraft, engines and parts inventory.

•                  Total assets were $6.1 billion at June 30, 2009, an increase of 18% over total assets of $5.2 billion at June 30, 2008.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2009 are $1.8 billion, of which $0.8 billion closed in the first half year of 2009.

Second Quarter 2009 Financing Highlights – previously disclosed

•                  $4.5 billion in financings completed since the second quarter of 2008.

•                  Signed a joint-venture agreement with Waha Capital for a 50/50 joint investment in AerVenture.

•                  Signed a facility agreement with a German bank for a $221 million pre-delivery financing of ten A330 aircraft.

•                  Closed on the initial fundings for 16 A320 aircraft into the ALS II facility ($499.1 million).  The ALS II facility has the capacity to fund a total of 30 A320 aircraft.

Klaus Heinemann, CEO of AerCap, commented: “Our net spread, which is our industry’s key measure of lease rental income after interest expense, increased by 21 percent in second quarter 2009 as compared to the same period in 2008, while we were managing our portfolio through the worst recession since World War II. Our cash position reached nearly $350 million on June 30, 2009 representing over 50 percent of our current market capitalization.” Klaus Heinemann added: “We achieved our key goal for the first half of 2009; all of our aircraft orders to be delivered in 2009 through 2011 are placed with airline clients with committed financing arranged. AerCap has strong growth prospects as one of the leading players in the global aircraft operating lease market with financial resources and a commitment to participate in the anticipated market recovery during 2010.”

AerCap’s CFO, Keith Helming, said: “We are pleased with our second quarter results, notwithstanding the difficult market conditions.  The growth in our net spread highlights the increasing profitability of our core leasing portfolio which also demonstrates the continued improvement in the quality of our reported earnings. We are also committed to further growth in our total aircraft assets, as we strive to create profitable long-term value for our shareholders.”  Keith Helming added: “AerCap has now raised $4.5 billion in financing since the second quarter of 2008, during the peak of the credit crisis. The strength of our business model has been further validated by the significant investment by Waha Capital, who have become our joint partner/shareholder in AerVenture. We have also broadened and reinforced our lessee portfolio, adding Virgin Atlantic, one of the premier long haul carriers, to our sizeable list of reputable clients.”

Summary of Financial Results

AerCap recorded a second quarter 2009 net income of $56.6 million or $0.67 earnings per basic and diluted share. Included in the second quarter 2009 net income amount were mark-to-market of interest rate caps and share-based compensation of $17.5 million or $0.21 per basic and diluted share, net of tax. The after-tax gain relating to the mark-to-market of our interest rate caps was $18.3 million and the after-tax charge from share-based compensation was $0.8 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Revenues	$294.7	$333.4	-12%	$503.2	$627.9	-20%
Net income	56.6	68.6	-17%	86.6	119.5	-28%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	39.1	58.2	-33%	70.7	118.1	-40%

Total revenue in second quarter 2009 decreased 12% compared with second quarter 2008. This decrease was largely driven by lower sales revenue in the second quarter 2009 partially offset by higher lease revenue and higher other revenue.

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation decreased by 33%. This decrease was driven by lower income from the sale of assets ($28.6 million) and the costs relating to airline defaults which occurred in 2008 ($5.1 million), partially offset by an increase in net spread.

Revenue breakdown

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Lease revenue:
Basic lease rents	$141.4	$126.6	12%	$282.8	$253.1	12%
Maintenance rents	26.9	13.8	95%	39.5	23.0	72%
End-of-lease compensation and other receipts	1.5	4.0	-63%	8.7	12.1	-28%
Lease revenue	$169.8	$144.4	18%	$331.0	$288.2	15%
Sales revenue	111.6	180.7	-38%	153.4	323.2	-53%
Management fees and interest income	6.4	7.9	-19%	11.7	16.0	-27%
Other revenue	6.9	0.4	1625%	7.1	0.5	1320%
Total revenue	$294.7	$333.4	-12%	$503.2	$627.9	-20%

Basic lease rents continue to increase when compared to prior periods as a result of our growing asset base. The increase in basic lease rents was reduced by the impact from decreasing interest rates on floating rate lease rentals between the periods. However, the decrease in basic lease rents on floating rate leases was offset by lower interest costs on the debt associated with the floating rate leases. While basic lease rents for the second quarter 2009 increased 12% compared to second quarter 2008 to $141.4 million, interest expense excluding the impact of mark-to-market of interest rate caps decreased 14% compared with second quarter 2008 to $28.8 million, as shown in the table below. We refer to the difference in these amounts as net spread, which increased 21% in second quarter 2009 over the same period in 2008 to an amount of $112.6 million. Our average lease assets increased by 23% to $4.3 billion compared to second quarter 2008.

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Basic lease rents	$141.4	$126.6	12%	$282.8	$253.1	12%

Interest on debt	$6.0	$19.6	-69%	$35.5	$69.2	-49%
Plus: mark-to-market of interest rate caps	22.8	13.9	64%	22.2	5.3	319%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$28.8	$33.5	-14%	$57.7	$74.5	-23%

Net Spread	$112.6	$93.1	21%	$225.1	$178.6	26%

Maintenance related revenues, including end-of-lease compensation, increased $10.6 million in second quarter 2009 to $28.4 million from $17.8 million in second quarter 2008.  Of these amounts collected in the second quarter 2009, $13.7 million were payments made by lessees in order to fulfill the contractual return conditions of their leases relating to certain returned aircraft.  However, the receipt of these payments triggered corresponding impairments on these aircraft of $13.7 million (refer to expense section of income statement).

Effective tax rate

AerCap’s blended effective tax rate during the first half of 2009 was 2.7%, consisting of 1.2% for AerCap’s aircraft business and 34.3% for AerCap’s engine and parts business. The annual blended effective tax rate for 2008 was positive 0.3% (income).

Financial position

			% Increase
			over
	June 30, 2009	June 30, 2008	June 30, 2008

Flight equipment held for lease	$4,493.8	$3,765.4	19%
Total assets	6,130.8	5,217.7	18%
Total liabilities	4,835.8	4,111.9	18%
Total equity	1,295.1	1,105.9	17%

As of June 30, 2009, AerCap’s portfolio consisted of 290 aircraft and 83 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding the mark-to-market on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income. AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. AerCap uses interest rate caps to allow it to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts. AerCap does not apply hedge accounting to its interest rate caps. As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three and six month periods ended June 30, 2009 and 2008:

	Three months ended			Six months ended
	June 30,			June 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Net income	$56.6	$68.6	-17%	$86.6	$119.5	-28%
Plus: mark-to-market of interest rate caps, net of tax	(18.3)	(11.9)	54%	(17.5)	(4.3)	307%
share-based compensation, net of tax	0.8	1.5	-47%	1.6	2.9	-45%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$39.1	$58.2	-33%	$70.7	$118.1	-40%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. AerCap believes this measure provides investors a better way to understand the changes and trends related to the earnings of its leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps for hedging purposes. The reconciliation of net spread to basic lease rents for the three and six month periods ended June 30, 2009 and 2008 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, August 6, 2009 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing 800-676-6978 (US/Canada — toll free) or +1-706-634-5464 (International) and referencing code 18445389 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call.  A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on August 6, 2009 and continuing through September 6, 2009. To access the recording, call 800-642-1687 (US/Canada — toll free) or +1-706-645-9291 (International) and enter passcode 18445389. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Thursday, August 6, 2009, at 12:30 pm Eastern Time at The New York Palace (the Henry Room).  Doors will open at 12:00 pm.

To participate in either event, please register at: www.sharedvalue.net/aercap/q209results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)

or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	June 30, 2009	December 31, 2008	June 30, 2008
Assets
Cash and cash equivalents	$218,423	$193,563	$175,870
Restricted cash	128,184	113,397	183,808
Trade receivables, net of provisions	39,244	43,649	40,642
Flight equipment held for operating leases, net	4,493,793	3,989,629	3,765,378
Flight equipment held for sale	—	—	48,390
Net investment in direct finance leases	34,822	30,571	—
Notes receivables, net of provisions	136,084	134,067	199,485
Prepayments on flight equipment	576,754	448,945	328,172
Investments	20,111	18,678	11,678
Goodwill	6,776	6,776	6,776
Intangibles, net	37,893	47,099	54,788
Inventory	131,416	102,879	88,627
Derivative assets	40,035	19,352	59,677
Deferred income taxes	81,187	82,471	78,617
Other assets	186,105	179,750	175,818
Total Assets	$6,130,827	$5,410,826	$5,217,726

Liabilities and Equity

Accounts payable	$28,290	$7,510	$7,023
Accrued expenses and other liabilities	76,559	104,750	107,865
Accrued maintenance liability	206,873	202,834	248,517
Lessee deposit liability	112,112	98,584	89,566
Debt*	4,336,966	3,790,487	3,580,002
Accrual for onerous contracts	29,878	33,306	28,472
Deferred revenue	36,805	34,922	40,042
Derivative liabilities	8,285	12,378	2,584
Deferred income taxes	—	—	7,779
Total liabilities	4,835,768	4,284,771	4,111,850

Share capital	699	699	699
Additional paid-in capital	591,623	609,327	605,889
Retained earnings	585,560	499,011	466,678
Total AerCap Holdings N.V. shareholders’ equity	1,177,882	1,109,037	1,073,266
Non-controlling interest	117,177	17,018	32,610
Total Equity	1,295,059	1,126,055	1,105,876

Total Liabilities and Equity	$6,130,827	$5,410,826	$5,217,726

* Includes $63 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues
Lease revenue	$169,829	$144,346	$331,042	$288,202
Sales revenue	111,635	180,725	153,352	323,188
Interest revenue	2,602	5,165	5,223	10,042
Management fee revenue	3,732	2,731	6,473	5,905
Other revenue	6,897	386	7,107	549
Total Revenues	294,695	333,353	503,197	627,886

Expenses
Depreciation	53,243	39,527	104,490	78,002
Asset impairment	13,733	7,689	20,950	7,689
Cost of goods sold	105,496	140,847	139,320	250,866
Interest on debt	5,989	19,628	35,475	69,224
Operating lease in costs	3,273	3,315	6,587	6,955
Leasing expenses	22,076	11,402	41,237	17,792
Provision for doubtful notes and accounts receivable	(879)	699	353	1,247
Selling, general and administrative expenses	27,777	32,664	54,990	63,286
Total Expenses	230,708	255,771	403,402	495,061

Income from continuing operations before income taxes	63,987	77,582	99,795	132,825

Provision for income taxes	(827)	(6,955)	(2,687)	(11,525)

Net income	63,160	70,627	97,108	121,300

Net (income) loss attributable to non-controlling interest	(6,564)	(2,031)	(10,558)	(1,828)

Net Income attributable to AerCap Holdings N.V.	$56,596	$68,596	$86,550	$119,472

Basic and diluted earnings per share	$0.67	$0.81	$1.02	$1.40

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Net income	63,160	70,627	97,108	121,300
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	53,243	39,528	104,490	78,002
Asset impairment	13,733	7,689	20,950	7,689
Amortisation of debt issuance cost	4,054	3,365	7,888	6,757
Amortisation of intangibles	4,415	3,535	9,205	7,039
Provision for doubtful notes and accounts receivable	(879)	699	353	1,247
Capitalised interest on pre-delivery payments	(338)	(730)	(709)	(1,399)
Gain on disposal of assets	570	(29,858)	1,018	(52,807)
Mark-to-market of non-hedged derivatives	(18,502)	(13,943)	(19,504)	(11,076)
Deferred taxes	(102)	6,556	1,139	10,990
Share-based compensation	996	1,785	1,998	3,421
Changes in assets and liabilities
Trade receivables and notes receivable, net	1,244	(723)	5,528	(20,963)
Inventories	(17,205)	5,802	(2,721)	16,275
Other assets and derivative assets	(6,543)	(23,944)	(10,730)	(25,490)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	13,977	11,534	2,047	7,813
Deferred revenue	(3,328)	4,378	1,884	6,468
Net cash provided by operating activities	108,495	86,300	219,944	155,266

Purchase of flight equipment	(286,726)	(642,647)	(574,814)	(877,551)
Proceeds from sale/disposal of assets	76,560	164,405	78,352	247,892
Prepayments on flight equipment	(127,857)	(59,233)	(286,361)	(131,678)
Purchase of intangibles	—	(12,895)	—	(21,522)
Movement in restricted cash	16,770	(56,658)	(14,787)	(88,736)
Net cash used in investing activities	(321,253)	(607,028)	(797,610)	(871,595)

Issuance of debt	835,278	662,565	1,280,978	940,646
Repayment of debt	(671,944)	(127,025)	(768,429)	(253,388)
Debt issuance costs paid	(10,743)	(35,254)	(14,113)	(35,621)
Capital contributions from minority interests	104,200	—	104,200	—
Net cash provided by financing activities	256,791	500,286	602,636	651,637

Net increase (decrease) in cash and cash equivalents	44,033	(20,442)	24,970	(64,692)
Effect of exchange rate changes	(691)	(858)	(110)	(1,174)
Cash and cash equivalents at beginning of period	175,081	197,170	193,563	241,736
Cash and cash equivalents at end of period	218,423	175,870	218,423	175,870